UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2014

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 5758-6834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Appointment of President and Results of Annual General Meeting

Ku6 Media Co., Ltd. (the “Company,” NASDAQ: KUTV), today announced the appointment of Mr. Feng Gao as president of the Company, effective as of December 29, 2014, and the results of the Company’s 2014 annual general meeting of shareholders (the “2014 AGM”) held on December 26, 2014 at 10:00 A.M. in Hong Kong.

Mr. Gao has served as our senior vice president of strategic cooperation and the senior vice president of business development since September 2011. From 2005 to 2011, Mr. Gao served as industry cooperation director in Shanda Online and Shanda Computer, assistant president in Hurray! Holding and chief executive officer in Sun Shine after he joined Shanda Group in 2005. Prior to that, Mr. Gao served in Novell as China pre-sale engineer, China product marketing manager, China channel marketing manager and partner manager of the Asia Pacific region. Prior to that, Mr. Gao was an engineer in the Chinese Academy of Sciences. Mr. Gao received a bachelor’s degree of computer science from Beijing Computer College.

At the 2014 AGM, the Company’s shareholders adopted the following resolutions proposed by the board of the directors of the Company:

1.                                      To elect Xudong Xu, Robert Chiu, Haifa Zhu, Qingmin Dai, Yong Gui, Songhua Zhang and Jiangtao Li to serve as directors of the Company until the next annual general meeting of shareholders; and

2.                                      To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company for the fiscal year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Chief Financial Officer

Date: December 29 , 2014